

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

Via E-mail
Steven P. Nickolas
President
Alkaline Water Company Inc.
7730 E Greenway Road Suite 203
Scottsdale, AZ 85260

> **Re: Alkaline Water Company Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 12, 2014**
> **File No. 333-192599**

Dear Mr. Nickolas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's discussion and Analysis of Financial Condition and Results of Operations, page 52

Results of Operations, page 53

Expenses, page 54

1. We note your discussion of the operating expenses for the three and nine months ended December 31, 2013. More specifically, we note that a large majority of your operating expenses are classified as general and administrative in nature. With a view towards transparency, please revise your filing to provide more insight into the reason(s) why these expenses increased so dramatically as compared to the prior year so as to provide an analysis that allows the reader to better understand your business through the eyes of management. We remind you that the principal objectives of MD&A include providing

Steven P. Nickolas
Alkaline Water Company, Inc.
March 26, 2014
Page 2

      readers with a view of the company. To do this, companies should include a discussion of the key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. See Section III.B of SEC Release No. 33-8350 and Part III.A of SEC Release No. 33-6835.

<u>Financial Statements for the Nine Month Period Ended December 31, 2013…, page 41</u>

<u>Consolidated Balance Sheets, page 41</u>

2. Please disclose the redemption amount associated with the redeemable convertible preferred stock on the face of the balance sheet. Refer to paragraph 27(b) of Rule 5-02 of Regulation S-X.

      Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

            Sincerely,

            /s/ Dietrich A. King for

            Mara L. Ransom
            Assistant Director